EXHIBIT 12

                         ROHM AND HAAS COMPANY
                           AND SUBSIDIARIES

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (millions of dollars)



                   THREE MONTHS
                       ENDED             YEAR ENDED DECEMBER 31,
                     MARCH 31,    --------------------------------------
                       1995        1994    1993    1992    1991    1990
                   ------------   ------  ------  ------  ------  ------
Earnings before
  income taxes       $  120       $  407  $  194  $  261  $  240  $  313
Fixed charges            19           82      79      83      79      77
Capitalized
  interest
  adjustment             (1)          (2)     (7)     (3)     (6)    (17)
Undistributed
  earnings
  adjustment             (1)          (2)      6       2      (2)     (5)
                   ------------   ------  ------  ------  ------  ------
    Earnings         $  137       $  485  $  272  $  343  $  311  $  368
                   ------------   ------  ------  ------  ------  ------
Ratio of
  earnings to
  fixed charges         7.2          5.9     3.4     4.1     3.9     4.8
                   ------------   ------  ------  ------  ------  ------


Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings (losses) of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.